Ketner Global Investments, Inc.
1100 North University Avenue
Suite 135
Little Rock, Arkansas 72207
1-800-280-8192
www.ketnergi.com

July 5, 2007

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

RE:	Ketner Global Investments, Inc.
Registration Statement on Form SB-2
File No. 333-139015

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Ketner Global Investments, Inc., a Nevada Corporation (the “Registrant”), hereby requests that the above captioned Registration Statement be withdrawn as of the date hereof or as soon as thereafter as practicable.

The reason for the withdrawal is that the Registrant intends to sell additional shares of stock to additional shareholders under the provisions of Rule 506 of Regulation D in accordance with the provisions of Rule 155c before re-filing a new registration statement.

Very Truly Yours,

/s/ James Ketner
James Ketner
President/CEO/Chairman